EXHIBIT 99.1
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                                [GRAPHIC OMITTED]
                           [LOGO - WESTERN OIL SANDS]


              WESTERN OIL SANDS INC. ANNOUNCES CLOSING OF FINANCING

CALGARY, AB - FEBRUARY 7, 2003 - Western Oil Sands Inc. ("Western") announced today the closing of the issue of 2,050,000 Class A shares ("Common Shares") at a price of $24.50 per share for net proceeds of approximately $48.2 million pursuant to Western's previously announced public offering. The Common Shares were offered to the public on a bought-deal basis through a syndicate of underwriters which was led by TD Securities Inc.

Net proceeds from the issue will be used to fund Western's 20% share of the Athabasca oil sands project (the "Project") and related expenses, and for general corporate purposes. In addition, the net proceeds may be used to reduce certain of Western's indebtedness.

This press release shall not constitute an offer to sell or the solicitation or an offer to buy the securities in any jurisdiction in which such an offer would be unlawful. The Common Shares offered will not and have not been registered under the United States Security Act of 1933 and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements.

Western is a Canadian oil sands corporation which holds a 20% undivided ownership interest in a multibillion dollar joint venture to exploit the recoverable bitumen reserves found in certain oil sands deposits in the Athabasca region of Alberta. Shell Canada Limited ("Shell") and ChevronTexaco Corp. ("Chevron") hold the remaining 60% and 20% ownership interests in the joint venture, respectively. The Project, which includes facilities owned by the joint venture and third parties, will use established processes to mine oil sands deposits, extract and transport bitumen, and upgrade bitumen into synthetic crude oil and vacuum gas oil.

The Common Shares of Western are listed on the Toronto Stock Exchange under the symbol "WTO".

FOR FURTHER INFORMATION PLEASE CONTACT:

Guy J. Turcotte                                 David A. Dyck
President                                       Vice-President, Finance
and Chief Executive Officer                     and Chief Financial Officer

WESTERN OIL SANDS INC.
Suite 2400, Ernst & Young Tower
440 - 2nd Avenue S.W.
Calgary, Alberta T2P 5E9
Telephone:  (403) 233-1700
Fax:  (403) 296-0122
WEBSITE:  WWW.WESTERNOILSANDS.COM

                 NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES
                      OR DISSEMINATION IN THE UNITED STATES